Exhibit 99.1

2350 – 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3
Phone: 604-685-2323
Fax: 604-629-5228
www.bajamining.com

June 25, 2008	TSX: BAJ

PRESS RELEASE

BAJA MINING PROVIDES FINANCING UPDATE

Baja Mining Corp. (the “Company” or “Baja”) is pleased to announce  that it has arranged a standby bridge financing with Endeavour Mining Capital Corp. (“Endeavour”) in the aggregate amount of US$10,000,000 (the “Facility”).

The Facility gives Baja additional comfort in maintaining its working capital headroom and continuing to commit to purchase orders and contracts for the construction of the Boleo Project during the period of completing the previously announced Korean Consortium transaction. This will ensure that the construction schedule and capital cost estimate are maintained. Management do not expect to draw the Facility, and it has been suitably structured to reflect that belief.

Baja has now received all necessary approvals to complete its previously announced transaction with the Korean Consortium, except the relevant Korean Government Approval. Completion of this transaction is still scheduled for 30th June 2008.

The Facility may be drawn in tranches of US$2,500,000 during the period June 30, 2008 and July 31, 2008.  Endeavour will be issued warrants entitling it to purchase 375,000 shares for each $2,500,000 drawn under the Facility, exercisable at the closing market price on June 30th, 2008 for a period of one year from closing.  A cash commitment fee was paid on granting of of the facility and interest will be paid on amounts drawn. The Facility is subject to Toronto Stock Exchange approval.

ON BEHALF OF THE BOARD OF DIRECTORS OF

BAJA MINING CORP.

“John W. Greenslade”

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

Some of the statements contained in this release are forward-looking statements, such as statements that describe the Company’s expectation and timing of closing the Consortium’s partnership deal, expectation that draw down of loan will not occur, the need for additional capital and other statements.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict.  Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv)  the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers should not place undue reliance on any forward-looking statements.